SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

Ad Hoc Disclosure

The ad hoc disclosure dated July 19, 2002, and filed by the registrant with the Frankfurt Stock Exchange on July 19, 2002, regarding the registrant’s results for the quarter ended March 31, 2002, is attached to this report as Appendix A.

Press Release

The press release dated July 19, 2002, by the registrant, regarding the registrant’s results for the quarter ended March 31, 2002, is attached to this report as Appendix B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: July 24, 2002	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO Systems N.V. announces Q1 2002 Results

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IFCO Systems N.V. announces Q1 2002 Results

Revenues:  total revenues US$95.3m, without granulates US$92.6m, -1.5% compared to Q1 2001.

EBITDA: total after overhead US$11.9m; EBITDA, without granulate sales and after overhead US$9.2m, increase of 24.1% compared to Q1 2001.

The results overall reflect the difficult trading environment that was experienced by the company, particularly, in Europe. However, the EBITDA performance reflects the positive impact of the effect of the cost improvement measures that were implemented across the businesses in 2001.

Following a new supply agreement, with SWS AG, effective as of January 1, 2002, granulate will no longer be sold to SWS for a guaranteed repurchase price, instead, the company transfers RPCs to SWS and only pays production costs for the new generation RPCs. For comparison purposes Revenues and EBITDA including and excluding granulate sales are both shown.

The Company has taken the decision to allocate NA overhead expenses to the North American business segments rather than remaining as a separate line. Prior quarters have been adjusted to reflect this change. All the numbers refer to continuing businesses only, from which Argentina and ISL have been excluded.

Total revenues, without granulate sales, were 1.5% below Q1 2001, primarily, due to lower revenues in the RPC division in Europe and Pallet Services in the US.

The total EBITDA performance, without granulate sales, was 24.1% higher compared to the same period in the prior year, despite lower total revenues.

The total EBITDA margin, without granulate sales, improved by 26.0% in Q1 2002, from 7.9% in Q1 2001 to 9.9% in Q1 2002. The main uplift in margins was experienced in the RPC division with margins at 18.7% compared to 11.9% in the same quarter in the previous year. This increase was due to the improved cost structure of this business segment following the measures that were initiated in 2001.

Total debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes, as at end March 2002 was US$302.1m. compared to US$374.4 at the same time in the prior year.

For a more detailed results comment please go to our web page http://www.ifco.de or contact Gabriela Sexton, Investor Relations, Tel.+ 49 (0) 89 744 91 223

end of ad-hoc-announcement (c)DGAP 19.07.2002
WKN:  932117; ISIN: NL0000232940; Index:
Listed:  Amtlicher Markt in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart

APPENDIX B

For immediate release
Date .19 July 2002.
Frankfurt:(IFE)

IFCO Systems N.V. announces Q1 2002 results

Financial Performance

	Q1/02	Q1/01	Variance
	Actual	Prior Year	US$	%
REVENUES
RPC Rentals	35,525	35,605	-80	-0.2%
RPC Granulate Sales	2,686	4,549	-1,863	-41.0%

RPC	38,211	40,154	-1,943	-4.8%

Pallet Services	53,089	54,057	-968	-1.8%
Pallet Pooling Services	3,955	4,292	-337	-7.9%

Total	95,255	98,503	-3,248	-3.3%

Total Revenues w/o Granulate Sales	92,569	93,954	-1,385	-1.5%

EBITDA
RPC Rentals	6,657	4,244	2,413	56.9%
RPC Granulate Sales	2,686	4,549	-1,863	-41.0%

RPC	9,343	8,793	550	6.3%

Pallet Services	4,011	4,418	-407	-9.2%
Pallet Pooling Services	-471	56	-527	-941.1%

Total	12,883	13,267	-384	-2.9%

Total w/o Granulate Sales bef. NV Overhead	10,197	8,718	1,479	17.0%

NV Overhead	-989	-1,298	309	-23.8%

Total EBITDA after NV OH	11,894	11,969	-75	-0.6%

Total EBITDA w/o Granulate Sales	9,208	7,420	1,788	24.1%

General Comments:

The results overall reflect the difficult trading environment experienced by the Company, particularly in Europe where volumes in the food retail sector declined in Q1 2002. Revenues were also affected by the uncertainty surrounding the Company during the financial restructuring process. However, the EBITDA performance reflects the positive impact of the effect of the cost reduction and efficiency measures that were implemented across the businesses in 2001.

In connection with the upgrade program of the RPC pool, which includes the migration to the new generation crates, that the Company is undertaking over the next few years, the Company negotiated a new supply agreement, with SWS AG (“SWS”), effective as of Jan. 1, 2002. Whereas previously the Company generated revenues from the sale of RPC granulate to SWS, the Company will now supply SWS with the material needed for the production of new RPCs. Therefore, granulate will no longer be sold to SWS for a guaranteed repurchase price; instead, the Company transfers RPCs to SWS and only pays production costs for the new generation RPCs. For comparison purposes, revenues and EBITDA including and excluding granulate sales are both shown.
The Company has taken the decision to allocate NA overhead expenses to the North American business segments rather than remaining as a separate line. Since two business divisions were sold in 2001, overheads are now allocated directly to either Pallet Services, RPC US or Pallet Pooling in Canada. This will reduce complexity and the only Overhead now stated is that on the NV level. Prior quarters have been adjusted to reflect this change. The numbers in the table and in the text refer to continuing businesses only, from which Argentina (deconsolidated at end 2001) and ISL (terminated in 2001) have been excluded.

Revenues:  Total revenues, without granulate sales, were 1.5% lower in Q1 2001, primarily due to slightly lower revenues in the RPC division in Europe and Pallet Services in the US. RPC revenues, without granulate sales, declined by US$1.9m to US$38.2m compared to the same period in the previous year. RPC Trips in Q1 2002 remained unchanged compared with Q1 2001 at US$58.7m. Revenues in the Pallet Services division continued to be affected by pricing pressure similar to that experienced in Q4 2001. The company expects prices to stabilise and demand to increase in Q2 2002.

EBITDA:  The total EBITDA performance, without granulate sales, was 24.1% higher compared to Q1 2001, despite lower total revenues. The EBITDA performance for RPC, without granulate sales, increased by 56.9% compared to Q1 2001, due to the cost savings derived from the extensive cost improvements undertaken in 2001 coming through to the bottom line. RPC US was particularly strong. The pricing pressures that were experienced by the Pallet Services division had an impact on the EBITDA, which declined by 9.2% from US$4.4m in Q1 2001 to US$4.0m in Q1 2002. The problems experienced by the Pallet Pooling division in Canada, referred to at the time of the full year 2001 results, continued to have a negative effect in Q1 2002, with an EBITDA loss of US$0.5m. The company nevertheless expects this division to return to a positive EBITDA performance in Q2 2002.

Margins:  The total EBITDA margin, without granulate sales, improved by 26.0% in Q1 2002, from 7.9% in Q1 2001 to 9.9% in Q1 2002. The main uplift in margins was experienced in the RPC division with margins at 18.7% compared to 11.9% in the same quarter the previous year. This increase was due to the improved cost structure of this business segment following the measures that were initiated in 2001. Margins in the Pallet Services segment of 7.6% were below Q1 2001, but have shown a recovery since Q4 2001.

Debt:  Total debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes, at end March 2002 was US$302.1m compared to US$374.4m at the same time in the prior year. In the first quarter of 2002 the Company sold its Industrial Containers division; the cash proceeds of US$36.8m were used to pay down Senior debt.

The Company intends to file its Q1 2002 report with the SEC and SMAX next week, after which it will be available on our Webpage www.ifco.de or from the Investor Relations department.

For further information please contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
84049 Pullach – Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.